VIA EDGAR and FEDEX
February 13, 2017
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cecilia Blye
RE:     NVIDIA Corporation
Form 10-K for the Year Ended January 31, 2016
Filed March 17, 2016
File No. 000-23985

Dear Ms. Blye:

On behalf of NVIDIA Corporation (“NVIDIA” or the “Company”), I am responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 31, 2017, with respect to NVIDIA’s Form 10-K listed above (the “Comments”). The numbering of the paragraph below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

1.
We are aware of websites indicating that Nvidia products are offered for sale in Sudan and Syria, countries designated by the Department of State as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, partners, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

NVIDIA complies with applicable U.S. sanctions and export controls, including those relating to countries designated by the Department of State as state sponsors of terrorism.

Accordingly, NVIDIA does not have any subsidiaries, affiliates, joint-venture arrangements, business partners or other operations in Sudan and Syria and does not advertise or otherwise solicit business in these countries.

NVIDIA further confirms to its knowledge that, for at least the last three fiscal years, NVIDIA has not had operations or other contacts in Sudan and Syria and does not anticipate any future operations or contacts in these countries. During this period, NVIDIA has, to its knowledge, not provided -- directly or indirectly through customers or any other third parties -- any products, technology or services to Syria or Sudan and has had no agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Staff has made us aware of two third-party websites that purport to offer NVIDIA brand products for sale. NVIDIA confirms that these two third-parties are not and have never been NVIDIA agents, partners, or affiliates, and are not, and have never been, authorized to sell NVIDIA products in Syria or Sudan. NVIDIA has no contacts or business relationships with either of these third-parties, and does not sell to, ship to, or otherwise support either of them.

NVIDIA has implemented and continues to maintain internal policies designed to ensure compliance with applicable U.S. laws and regulations, including the sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control and export controls administered by the U.S. Department of Commerce’s Bureau of Industry and Security. These measures include:

•	the screening of customers and other third parties to prevent dealings with proscribed parties;

•	an internal system that blocks any direct shipments to proscribed parties and destinations;

•	terms and conditions in purchase orders and sales agreements requiring compliance with U.S. laws and prohibiting diversion to proscribed destinations and parties; and

•	internal training and audit protocols.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As described in our responses above, NVIDIA does not have any contacts with Sudan and Syria and therefore has no quantitative amounts or qualitative factors to provide.

* * * *

Please do not hesitate to call me at (408) 486-8116, if you have any questions or would like any additional information regarding this matter.
Sincerely,
NVIDIA Corporation

By: /s/ Colette M. Kress
Colette M. Kress
Executive Vice President and Chief Financial Officer

cc:    Amanda Ravitz - Assistant Director, Division of Corporation Finance
Timothy S. Teter - Senior Vice President, General Counsel and Secretary
Rebecca Peters, Vice President, Corporate Affairs and Assistant Secretary
Eric C. Jensen - Cooley LLP